Exhibit 99.30

SIGMA LITHIUM CORPORATION

(FORMERLY SIGMA LITHIUM RESOURCES CORPORATION)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation) (the "Company") are the responsibility of management and have been approved by the Board of Directors ("Board").

The unaudited condensed interim consolidated financial statements have been prepared by management in accordance with International Accounting Standards 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Calvyn Gardner"	"Guilherme Guimarães"
Chairman and Chief Executive Officer	Chief Financial Officer

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	June 30,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents (note 4)	$40,576,508	$13,543,024
Receivables and other assets (notes 5 and 12)	582,534	503,420
Total current assets	41,159,042	14,046,444
Non-current assets
Receivables and other assets (notes 5 and 12)	124,104	111,098
Exploration and evaluation assets (note 7)	3,203,346	18,354,148
Property, plant and equipment (note 6)	23,194,434	686,308
Total assets	$67,680,926	$33,197,998

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$351,220	$1,953,633
Revolving credit facility (note 8)	1,378,353	2,683,880
Payroll and other taxes	435,753	267,666
Note payable (note 10)	280,173	1,941,349
Lease liability (notes 11 and 12)	9,713	9,082
Other liabilities	-	72,127
Total current liabilities	2,455,212	6,927,737

Long-term liabilities
Deferred revenue (note 9)	4,007,100	4,007,100
Note payable (note 10)	-	262,696
Lease liability (notes 11 and 12)	240,762	243,117
Total liabilities	6,703,074	11,440,650

Shareholders' equity
Share capital (note 13)	92,646,319	53,910,946
Contributed surplus	11,780,884	3,930,885
Accumulated other comprehensive loss	(2,828,689)	(2,858,091)
Accumulated deficit	(40,620,662)	(33,226,392)
Total shareholders' equity	60,977,852	21,757,348
Total liabilities and shareholders' equity	$67,680,926	$33,197,998

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Related parties (notes 5, 8, 11 and 12)
Subsequent event (note 8)

Approved on behalf of the Board:

(Signed) "Calvyn Gardner"	,	Director	(Signed) "Marcelo Paiva"	,	Director

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Condensed Interim Consolidated Statements of Net Loss and Comprehensive income (loss)
(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating expenses
General and administrative expenses (note 17)	$855,184	$445,626	$6,947,427	$870,667
Accretion and interest on notes payable (note 10)	5,460	79,919	43,282	166,460
Interest expense on revolving credit facility and suppliers (note 8)	57,732	22,335	125,661	57,110
Fair value adjustment on restructuring of note payable (note 10)	-	124,109	-	9,977
Foreign exchange loss (gain)	87,011	(544,846)	250,825	(845,230)
Depreciation	13,729	14,452	27,075	31,617
Net loss for the period	(1,019,116)	(141,595)	(7,394,270)	(290,601)

Other comprehensive loss

Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	1,056,722	(724,454)	29,402	(2,444,350)
Net loss and comprehensive income (loss) for the period	$37,606	$(866,049)	$(7,364,868)	$(2,734,951)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share (note 14)	$(0.01)	$(0.00)	$(0.09)	$(0.00)
Weighted average number of common shares outstanding - basic and diluted	87,368,212	68,878,891	85,062,054	68,878,891

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

Six months ended June 30,	2021	2020
Operating activities
Net loss for the period	$(7,394,270)	$(290,601)
Adjustments for:
Depreciation	27,075	31,617
Stock-based compensation	5,511,152	211,349
Accretion and interest on notes payable (note 10)	43,282	166,460
Interest expense on credit revolver and suppliers (note 8)	125,661	57,110
Fair value adjustment on restructuring of note payable (note 10)	-	9,977
Unrealized foreign exchange gain on notes payable (note 10)	(91,578)	(911,914)
Unrealized foreign exchange gain	48,417	-
Provision	-	(9,465)
Changes in non-cash working capital items:
Receivables and other assets	(87,767)	87,091
Accounts payable and other liabilities	(1,650,143)	864
Other taxes	154,189	(85,733)
Net cash provided by (used in) operating activities	(3,313,982)	(733,245)

Investing activities
Addition to exploration and evaluation assets	(5,365,659)	(568,010)
Purchase of property, plant and equipment	(21,027)	-
Net cash used in investing activities	(5,386,686)	(568,010)

Financing activities
Lease payments (notes 11 and 12)	(18,799)	(18,968)
(Repayment)/drawdown of revolving credit facility (note 8)	(1,330,579)	2,238,151
Payment of note payable (note 10)	(1,875,576)	(868,474)
Proceeds from warrants exercised	132,000	-
Issue of common shares (note 13)	39,380,157	-
Net cash provided by financing activities	36,287,203	1,350,709
Effect of exchange rate changes on cash held in foreign currency	(553,051)	(2,778)
Net increase in cash	27,033,484	46,676
Cash, beginning of period	13,543,024	103,640
Cash, end of period	$40,576,508	$150,316

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of common shares	Share capital	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, January 1, 2020	68,878,891	$36,190,313	$4,440,281	$(213,118)	$(31,678,201)	$8,739,275
Stock-based compensation (notes 18 and 19)	-	-	656,467	-	-	656,467
Net loss for the period	-	-	-	-	(290,601)	(290,601)
Other comprehensive loss for the period	-	-	-	(2,444,350)	-	(2,444,350)
Balance, June 30, 2020	68,878,891	$36,190,313	$5,096,748	$(2,657,468)	$(31,968,802)	$6,660,791
Balance, January 1, 2021	77,782,757	$53,910,946	$3,930,885	$(2,858,091)	$(33,226,392)	$21,757,348
Private placement (note 13)	9,545,455	42,000,000	-	-	-	42,000,000
Share issue costs (note 13)	-	(2,619,843)	-	-	-	(2,619,843)
Agent warrants issued (note 15)	-	(873,121)	873,121	-	-	-
Exercise of RSUs (note 18)	10,000	49,800	(49,800)	-	-	-
Exercise of warrants	30,000	178,537	(46,537)	-	-	132,000
Stock-based compensation (notes 18 and 19)	-	-	7,073,215	-	-	7,073,215
Net loss for the period	-	-	-	-	(7,394,270)	(7,394,270)
Other comprehensive income for the period	-	-	-	29,402	-	29,402
Balance, June 30, 2021	87,368,212	$92,646,319	$11,780,884	$(2,828,689)	$(40,620,622)	$60,977,852

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

1.	Nature of operations

Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation) (the “Company”) is a Canada based lithium exploration and development company incorporated under the Canada Business Corporations Act. The Company changed its name from Sigma Lithium Resources Corporation to Sigma Lithium Corporation on June 29, 2021 after receiving approval from shareholders at the Annual General Meeting. Its shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol SGMA and on the American Stock Exchange Over-the-Counter QB under the symbol SGMLF. The head office of the Company is at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and include the Company’s wholly-owned subsidiary: Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. ("SMSA"). Sigma Holdings was incorporated for the purpose of developing SMSA's lithium properties located in the State of Minas Gerais, Brazil.

SMSA holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the "Lithium Properties").

2.	Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian Dollars except when otherwise indicated. They have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

As disclosed in note 13, the Company completed a non-brokered private placement in February 2021 with aggregate gross proceeds of $42 million.

The Company has approximately $40.6 million cash and cash equivalents available as at June 30, 2021. As described in note 3, the Company has decided to proceed with development activities in preparation for the construction of the commercial production plant at the Lithium Properties (the “Production Plant”). Although the Company has sufficient cash and cash equivalents to fund these development activities in the near-term, the Company has not yet committed to all expenditures related to the construction of the Production Plant. The Company will require additional debt financing when such long-term expenditures are committed in the future.

3.	Significant Accounting Policies Statement of compliance

Statement of compliance

The accounting policies and estimates applied in these condensed consolidated interim financial statements are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020, except as described below. The Company applies International Financial Reporting Standards as issued by the International Accounting Standards Board. These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not contain all of the required disclosures and should be read in conjunction with the Company’s December 31, 2020 audited annual consolidated financial statements.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

3.	Significant Accounting Policies (continued)

Adoption of a new accounting policy

Effective June 30, 2021, the Project´s Xuxa deposit (the “Xuxa Mine”) has transitioned from the exploration and evaluation stage (under IFRS 6) to the development stage and, as a result, $22,516,500 of the exploration and evaluation expenditures were transferred from exploration and evaluation assets to property, plant, and equipment (IAS 16). An impairment test was performed using a lithium price of US$ 750.00 per ton, an exchange rate of BRL 5.20/US$1.00 and a discount rate of 8%, which resulted in no impairment. The Xuxa Mine forms part of the Grota do Cirilo cash generating unit that also includes assets in the exploration and evaluation stage. Judgement is required in determining when an asset transitions from the exploration and evaluation to the development stage.

Property, plant, and equipment

Work-in-progress

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in work-in-progress. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until when the asset is ready for its intended use are capitalized.

Work-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from work-in-progress into the appropriate asset classification such as mineral properties, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

4.	Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits, and short-term investments with an insignificant risk of change in value. They are readily convertible to cash being comprised by different currency as follows:

	June 30, 2021		December 31, 2020
Denominated Currencies	Amount in denominated currency	Equivalent Amount in Canadian Dollars	Amount in denominated currency	Equivalent Amount in Canadian Dollars
Deposits in Brazilian Reais	606,834	$150,486	16,811	$4,124
Deposits in United States Dollars	28,030,990	34,769,640	10,613,332	13,529,876
Deposits in Canadian Dollars	5,656,382	5,656,382	9,024	9,024
		$40,576,508		$13,543,024

5.	Receivables and other assets

	June 30, 2021	December 31, 2020
Current
Prepaid land lease (note 12(b))	$12,186	$12,055
Prepaid expenses	173,847	175,840
Sales tax receivable	390,650	313,803
Travel advances	5,851	1,722
Total Current	582,534	503,420
Non-current - Prepaid land lease (note 12(b))	124,104	111,098
	$706,638	$614,518

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

6.	Property, plant, and equipment

Cost	Vehicle	Furniture	Building	Machinery	Fixtures	Work-in- progress	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2020	$5,888	$41,423	$12,220	$106,566	$204,756	$-	$215,379	$293,166	$879,398
Additions	-	10,967	-	10,060	-	-	-	-	21,027
Transfer (note 3 and 7)	-	-	-	-	-	22,516,500	-	-
Cumulative translation adjustment	64	1,232	133	1,873	2,221	-	2,131	2,546	10,200
Balance, June 30, 2021	$5,952	$53,622	$12,353	$118,499	$206,977	$22,516,500	$217,510	$295,712	$910,625

Accumulated amortization	Vehicle	Furniture	Building	Machinery	Fixtures	Work-in- progress	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2020	1,864	8,940	6,767	38,416	45,290	-	33,220	58,593	193,090
Depreciation	556	1,973	231	5,456	9,591	-	9,268	9,136	36,211
Cumulative translation adjustment	60	238	90	806	1,175	-	1,021	-	3,390
Balance, June 30, 2021	$2,480	$11,151	$7,088	$44,678	$56,056	$-	$43,509	$67,729	$232,691

Net book value	Vehicle	Furniture	Building	Machinery	Fixtures	Work-in- progress	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2020	$4,024	$32,483	$5,453	$68,150	$159,466	$22,516,500	$182,159	$234,573	$686,308
Balance, June 30, 2021	$3,472	$42,471	$5,265	$73,821	$150,921	$22,516,500	$174,001	$227,983	$23,194,434

Sigma Lithium Corporation
(Formerly Sigma Lithium Resources Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
Six Months Ended June 30, 2021 and 2020
(Expressed in Canadian Dollars, unless otherwise indicated)
(Unaudited)

7.	Exploration and evaluation assets

The Company has deposits in exploration and evaluation stage with respect to its mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of explorations costs is set out below:

	June 30,	December 31,
	2021	2020
Opening balance	$18,354,148	$19,388,092
Personnel costs (a)	2,188,601	933,045
Geological costs	1,396,344	292,701
Drilling	2,221,364	47,578
Environmental consulting (b)	273,181	321,710
Environmental compensation (c)	170,704	204,828
Development / Engineering services	645,700	3,501
Other	59,179	62,081
Cumulative translation adjustment (d)	410,625	(2,899,388)
Transfer to property, plant and equipment (Note 3 and 6)	(22,516,500)	-
Closing balance	$3,203,346	$18,354,148

(a) The personnel costs include $1,562,063 related to RSUs during the six months ended June 30, 2021 (year ended December 31, 2020 - $470,032).

(b) Environmental consulting relates to maintenance, monitoring and licensing services.

(c) Environmental compensation relates to conditioning factors required by environmental authorities.

(d) Cumulative translation adjustment is the result of the exchange gain arising on the translation of exploration and evaluation assets held at SMSA, whose functional currency is the Brazilian Real, as a result of the appreciation of the Brazilian Real relative to the Canadian dollar during the six month period ended June 30, 2021.

8.	Revolving credit facility

On November 29, 2019, in order to fund its working capital, the Company entered into a US$5,000,000 ($6,300,000) unsecured revolving credit facility (the “A10 Credit Facility”) with A10 Group (a related party – note 12). The A10 Credit Facility bears interest at 11% per annum, calculated in US Dollars from the day funds are drawn. The A10 Credit Facility was subject to a commitment and disbursement fee of 0.65% and a due diligence fee of 0.65% of the committed amount, which were offset against any interest payable on funds drawn. This credit facility had a one-year term, which was to be the repayment date for all funds drawn. Each draw on the A10 Credit Facility was subject to A10 Group approval.

On November 28, 2020 and on May 29, 2021 A10 Group agreed to extend the maturity date by six and three months, without any penalties or additional charges.

On May 31, 2021, the Company repaid US$1,097,774 ($1,330,579) to A10 Group.

On August 30, 2021, the Company repaid $1,425,317 (US$1,126,601) to A10 Group, being the outstanding balance of the A10 Credit Facility.

Sigma Lithium Corporation
(Formerly Sigma Lithium Resources Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
Six Months Ended June 30, 2021 and 2020
(Expressed in Canadian Dollars, unless otherwise indicated)
(Unaudited)

8.	Revolving credit facility (continued)

During the six months ended June 30, 2021, the Company drew $nil (year ended December 31, 2020 - US$1,685,700 ($2,281,983)) under the A10 Credit Facility and the following balances were outstanding as at June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Principal (a)	$1,194,319	$2,454,882
Accrued Interests and fees (b)	184,034	228,998
Total credit facility liability	$1,378,353	$2,683,880

(a) The amount in contractual currency was US$962,850 (December 31, 2020 - US$1,925,700)

(b) The amount in contractual currency was US$148,366 (December 31, 2020 – US$179,634)

9.	Deferred revenue

On March 26, 2019, the Company entered into a binding head of agreement with Mitsui & Co. Ltd. ("Mitsui") under which Mitsui will prepay the Company US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually (the “Mitsui Pre-Payment”) over six years, extendable for another five years at the option of Mitsui.

An initial tranche payment of US$3,000,000 ($4,007,100) was received by the Company on April 4, 2019, while the disbursements of the remaining tranches are subject to certain conditions, including the execution of related definitive offtake agreements with Mitsui and securing loan funding for the remaining amount of the capital expenditures for the construction of the Production Plant.

As part of the total Mitsui Pre-Payment amount, for the Company to meet its construction timetable, an amount of up to US$7,000,000 for the deposits required to purchase long lead items for construction of the commercial production plant or other preproduction critical activities, can be made available as per the Company’s request to Mitsui. Such payments are subject to Mitsui’s approval and will be credited towards the overall Mitsui Pre-Payment amount.

Other than the initial tranche payment described above, the Company did not request or receive any funds in 2020 and in the six month period ended June 30, 2021.

10.	Note payable

The outstanding balance of the note payable is herein presented at its carrying value of $280,173, including principal of $236,432 plus interest of $43,741 as at June 30, 2021, calculated as follows:

	June 30, 2021	December 31, 2020
Opening balance	$2,204,045	$3,883,733
Accretion	29,035	167,477
Interest	14,247	98,831
Fair value adjustment	-	(29,052)
Unrealized foreign exchange gain	(91,578)	(890,992)
Repayment of interest	(273,882)	(125,176)
Repayment	(1,601,694)	(900,776)
Closing balance	$280,173	$2,204,045

Sigma Lithium Corporation
(Formerly Sigma Lithium Resources Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
Six Months Ended June 30, 2021 and 2020
(Expressed in Canadian Dollars, unless otherwise indicated)
(Unaudited)

10.	Note payable (Continued)

The following payments schedules due at June 30, 2021 and December 31, 2020 are outlined below.

		Canadian
		equivalent to	Carrying value
	Reais	Reais	June 30,
Due date	(undiscounted)	(undiscounted)	2021
March 28, 2022	1,000,000	247,930	$280,173
Total			$280,173

June 30,
Carrying value	2021
Current	$280,173
$280,173

		Canadian
		equivalent to	Carrying value
	Reais	Reais	December 31,
Due date	(undiscounted)	(undiscounted)	2020
January 31, 2021	3,859,309	$946,582	$1,101,470
March 15, 2021	3,000,000	735,817	839,879
March 28, 2022	1,000,000	245,272	262,696
			$2,204,045

December 31,
Carrying value	2020
Current	$1,941,349
Long-term	262,696
$2,204,045

Sigma Lithium Corporation
(Formerly Sigma Lithium Resources Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
Six Months Ended June 30, 2021 and 2020
(Expressed in Canadian Dollars, unless otherwise indicated)
(Unaudited)

11.	Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”, a related party, (note 12) and Arqueana, a related party, (note 12) and housing leases owned by third parties. The lease liability was measured at the present value of the lease payments. The lease payments were discounted using a weighted average interest rate of 11.33% (December 31, 2020 – 11.33%), which was determined to be the Company's incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability at January 1, 2020	$313,690
Additions	20,585
Interest expense	27,465
Lease payments	(35,231)
Cumulative translation adjustment	(74,310)
Lease liability at December 31, 2020	252,199
Interest expense	14,338
Lease payments	(18,799)
Cumulative translation adjustment	2,737
Lease liability at June 30, 2021	$250,475

As at June 30, 2021
Lease obligations	$250,475
Less current portion	9,713
Non-current portion	$240,762

Maturity analysis – contractual undiscounted cash flows

As at June 30, 2021
Less than one year	$9,713
Year 2	37,597
Year 3	37,597
Year 4	37,597
More than 5 years	406,992
Total contractual undiscounted cash flows	$529,496

Sigma Lithium Corporation
(Formerly Sigma Lithium Resources Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
Six Months Ended June 30, 2021 and 2020
(Expressed in Canadian Dollars, unless otherwise indicated)
(Unaudited)

12.	Related party transactions

The Company’s related parties include:

Related Party	Nature of relationship

A10 Group	A10 Group is composed of A10 Serviços Especializados em Avaliação de Empresas Ltda. and A10 Investimentos Ltda., both companies are owned by two directors of the Company.

Miazga	Miazga Participações S.A (“Miazga”) is a land administration company indirectly controlled by two directors of the Company, one of which also controls part of A10 Group.

Arqueana	Arqueana Empreendimentos e Participações S.A. (“Arqueana”) is a land administration company in which two directors of the Company have an indirect economic interest.

Key management personnel	Includes the directors of the Company, executive management team and senior management at SMSA.

(a) Transactions with related parties

Cost sharing agreement (“CSA”): The Company entered in a CSA with A10 Group where A10 Group is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Revolving credit facility: The Company entered in a revolving credit facility agreement with A10 Group which allows the Company to raise short-term financing debt increasing its liquidity (note 8).

Leasing Agreements: The Company has land lease agreements with Miazga and Arqueana (note 11). Part of these leases get offset by the prepaid land lease (note 5).

Share purchase agreement (“SPA”): The Company owes a note payable related to the SPA with Arqueana (note 10).

Commission fees: The Company entered into an agreement with A10 Group for acting as one of the Company’s financial advisors to locate equity investors in non-brokered private placements. The Company paid finders’ fee of up to 6% of the gross proceeds received from these investors (note 13).

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All of the related party transactions have been reviewed and approved by the independent directors of the Company.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

12.	Related party transactions (continued)

(b)	Outstanding balances and expenses with related parties

	2021			2020
	June 30, Prepayments	June 30, Accounts Payable/ Debt	Six Months Ended June 30, Expenses/ Payments	December 31, Prepayments	December 31, Accounts Payable/ Debt	Six Months Ended June 30, Expenses/ Payments
	$	$	$	$	$	$
A10 Group
CSA	-	-	74,145	-	-	58,106
Revolving credit facility	-	1,378,353	(1,305,527)	-	2,683,880	16,196
Commission fees	-	-	2,344,584	-	-	-
Miazga
Lease agreements	-	82,008	23,762	-	82,514	28,685
Prepaid land lease offset	121,442	-	5,698	123,153	-	5,198
Arqueana
Lease agreements	-	168,467	11,881	-	169,685	13,868
SPA	-	280,173	(1,923,872)	-	2,204,045	(735,477)
Management and Directors
Travel expenses reimbursement	-	-	-	-	72,127	-

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

13.	Share capital

a) Authorized share capital

The authorized share capital consisted of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued by the Company
	Common shares (#)	Amount
Balance, January 1, 2020 and June 30, 2020	68,878,891	$36,190,313

	Common shares (#)	Amount
Balance, December 31, 2020	77,782,757	$53,910,946
Private placement (1)	9,545,455	42,000,000
Cost of private placement (1)	-	(2,619,843)
Agent warrants issued	-	(873,121)
Exercise of RSUs (note 18)	10,000	49,800
Exercise of warrants (note 15)	30,000	178,537
Balance, June 30, 2021	87,368,212	$92,646,319

(1)	On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 common shares at a price of $4.40 per share for aggregate gross proceeds of $42 million. In connection with such offering, the Company paid aggregate placement agent fees of $2,619,845 and issued 562,860 Common Share purchase warrants having an exercise price of $4.40 per share and exercisable until February 12, 2022. In connection with this offering, A10 Group, a related party (note 12) who was part of the Company’s financial advisors engaged in such non-brokered private placement, received $2,344,584 of such placement agent fees and 532,860 of such warrants.

14.	Net loss per common share

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2021 was based on the loss attributable to common shareholders of $1,019,116 and $7,394,270, respectively (three and six months ended June 30, 2020 – loss of $141,595 and $290,601, respectively) and the weighted average number of common shares outstanding of 87,368,212 and 85,062,054, respectively (three and six months ended June 30, 2020 of 68,878,891 and 68,878,891, respectively). Diluted loss per share for each of the periods presented did not include the effect of RSU’s, stock options and warrants as they are anti-dilutive.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

15.	Warrants

	Number of Warrants	Grant date fair value
Balance, January 1, 2020	248,352	$217,929
Expired	(248,352)	(217,929)
Balance, June 30, 2020	-	$-
Balance, December 31, 2020	-	$-
Issued (1)	562,860	873,121
Exercised (note 13)	(30,000)	(46,537)
Balance, June 30, 2021	532,860	$826,584

(1)	The fair value of the 562,860 Common Share purchase warrants of $873,121 was estimated using a relative fair value method at the date of the grant. For this calculation the Company used the Black-Scholes option pricing model calculation with the following inputs: the market price on valuation date of $4.40; expected dividend yield of 0%; expected volatility of 66.61% using the historical price history of the Company; risk-free interest rate of 0.17%; and an expected average life of one year (note 13).

16.	Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts receivable, accounts payable, note payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

17.	General and administrative expenditures

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Stock-based compensation	$60,136	$87,079	$5,511,152	$211,349
Salaries and benefits	263,295	51,386	356,238	167,323
Legal	46,240	-	114,192	20,000
Travel	10,761	6,636	21,796	44,413
Professional fees	34,293	11,857	60,839	21,201
A10 Group – CSA (note 12(a))	38,638	33,820	70,461	58,106
Business development and investor relations	194,992	92,602	289,656	156,094
Accounting	19,837	26,475	43,674	46,271
Auditing	77,226	99,953	273,795	48,620
Interest and tax	3,545	-	33,202	-
Donations(a)	46,073	-	46,073	-
Other general and administration	60,148	35,818	126,349	97,290
Total general and administrative expenditures	$855,184	$445,626	$6,947,427	$870,667

(a)	Related to COVID-19 initiatives.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

18.	Restricted share units

The Company’s Board of Directors has adopted the Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan received shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan.

On June 29, 2021, following the approval by the shareholders the Company amended the Equity Incentive Plan to remove the restriction on granting awards under the Equity Incentive Plan to those eligible persons that are also quotaholders of A10 Investimentos Fundo de Investimento de Ações – Investimento no Exterior.

Number of RSUs
Balance, January 1, 2020	2,146,000
Cancelled	(840,000)
Balance, June 30, 2020	1,306,000

Number of RSUs
Balance, January 1, 2021	687,334
Granted (1)	1,381,333
Exercised	(10,000)
Balance, June 30, 2021	2,058,667

(1) On March 4, 2021, the Board approved the grant of 1,381,333 RSUs to key employees, directors and designated service providers of the Company.

19.	Stock options

Movements in stock options are summarized below:

	Number of stock options	Weighted average exercise price
Balance, January 1, 2020 and June 30, 2020	200,000	$2.10

	Number of stock options	Weighted average exercise price
Balance, December 31, 2020 and June 30, 2021	50,000	$2.23

The following table reflects the stock options issued and outstanding as of June 30, 2021:

Expiry date	Exercise price ($)	Weighted average remaining exercisable life (years)	Number of options outstanding	Number of options vested (exercisable)	Grant date (exercisable) fair value
August 28, 2028	2.23	7.17	50,000	20,000	$100,200

These options vest in 5 tranches, being 20% on each anniversary of the grant date.